SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. )*

                      Alarmguard Holdings, Inc.
                         (Name of Issuer)

                  Common Stock, $0.0001 par value
                   (Title of Class of Securities)

                            011649100
                          (CUSIP Number)

                            Joel Frank
                       OZ Management, L.L.C.
                  153 E. 53rd Street, 44th Floor
                       New York, N.Y. 10022
                           212-292-5956
         (Name, Address, and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                       February 2, 1998
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      OZ Management, L.L.C.


2.    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                 (a) [ ]
                                                         (b) [ ]

3.    SEC USE ONLY



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

7.    SOLE VOTING POWER

       0

8.    SHARED VOTING POWER

      1,121,212 Shares


9.    SOLE DISPOSITIVE POWER

      0


10.   SHARED DISPOSITIVE POWER

      1,121,212 Shares


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,121,212 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.6%


14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     OZ Master Fund, Ltd.


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands


7.    SOLE VOTING POWER

      0

8.    SHARED VOTING POWER

      242,424 Shares

9.    SOLE DISPOSITIVE POWER

      0


10.   SHARED DISPOSITIVE POWER

      242,424 Shares


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      242,424 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.3%


14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Ziff Asset Management, L.P.


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC


5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


7.    SOLE VOTING POWER

      0

8.    SHARED VOTING POWER

      878,788 Shares


9.    SOLE DISPOSITIVE POWER

      0


10.   SHARED DISPOSITIVE POWER

      878,788 Shares


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      878,788 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.3%


14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

Item 1.     Security and Issuer

      The class of securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (the "Shares"), of Alarmguard Holdings, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 125 Frontage Road, Orange, Connecticut 06477.


Item 2.     Identity and Background

      This statement is being filed by OZ Management, L.L.C., OZ Master Fund, Ltd. and Ziff Asset Management, L.P. (together, the "Reporting Persons"). Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Reporting Persons constitute a "group" for any purpose.

      As of February 2, 1998, OZ Master Fund, Ltd. may be deemed beneficially and directly to own 242,424 Shares, and Ziff Asset Management, L.P. may be deemed beneficially and directly to own 878,788 Shares. As of February 2, 1998, OZ Management, L.L.C. may be deemed beneficially and indirectly to own
(i) the 242,424 Shares owned directly by OZ Master Fund, Ltd., by reason of its investment advisory relationship with OZ Master Fund, Ltd., and (ii) the 878,788 Shares owned directly by Ziff Asset Management, L.P. since such Shares are held in an investment account over which OZ Management, L.L.C. exercises voting and investment authority.

      a. OZ Management, L.L.C. OZ Management, L.L.C. ("OZ Management") is a Delaware limited liability company. OZ Management serves as the investment manager for OZ Master Fund, Ltd. and exercises shared voting and investment authority over an investment account of Ziff Asset Management, L.P. The principal business and principal office address of OZ Management is 153 E. 53rd Street, 44th Floor, New York, New York 10022.

      b. OZ Master Fund, Ltd. OZ Master Fund, Ltd. ("OZ Master Fund") is an exempted company incorporated under the laws of the Cayman Islands. OZ Master Fund serves as a master fund to which may be contributed a significant portion or possibly all of the assets of (i) OZ Overseas Fund, Ltd., an exempted company incorporated under the laws of the Cayman Islands, operating as a private investment fund, and (ii) OZ Domestic Partners, L.P., a Delaware limited partnership, operating as a private investment fund for U.S. investors. The principal business of OZ Master Fund is to invest, on margin or otherwise, in securities and other financial instruments of U.S. and foreign entities, including, without limitation, equity and equity-related securities, partnership interests, debt securities, currencies, commodities, derivative products, and other securities, and to sell any such securities short and cover such sales. The principal office of OZ Master Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 G.T., Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands, B.W.I.

      c. Ziff Asset Management, L.P. Ziff Asset Management, L.P. ("Ziff Asset Management") is a Delaware limited partnership. The principal business of Ziff Asset Management is to invest in securities and other financial instruments of U.S. and foreign entities, including, without limitation, equity and equity-related securities, partnership interests, debt securities, currencies, commodities, derivative products, and other securities, and to sell any such securities short and cover such sales. The address of each of the principal business and the principal office of Ziff Asset Management is 156 Greenwich Avenue, Unit 2A, Greenwich, Connecticut 06830.

      d. In addition to the information given above with respect to the Reporting Persons, the following information is provided pursuant to Instruction C to Schedule 13D.

      OZ Overseas Fund, Ltd., an exempted company incorporated under the laws of the Cayman Islands, operates as a private investment fund, and may contribute some or all of its assets to OZ Master Fund. Its principal office is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 G.T., Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands, B.W.I. OZ Domestic Partners, L.P., a Delaware limited partnership, operates as a private investment fund for U.S. investors, and may contribute some or all of its assets to OZ Master Fund. Its principal business and principal office address is c/o OZ Management, 153 E. 53rd Street, 44th Floor, New York, New York 10022.

      OZ Advisors, L.L.C., a Delaware limited liability company, serves as sole general partner to OZ Domestic Partners, L.P., and may be deemed to control OZ Domestic Partners, L.P. The principal business of OZ Advisors, L.L.C. is to serve as general partner of OZ Domestic Partners, L.P. and funds with similar investment objectives. Och-Ziff Associates, L.L.C., a Delaware limited liability company, serves as sole managing member of OZ Advisors, L.L.C., and may be deemed to control OZ Advisors, L.L.C. Its principal business is to serve as managing member of OZ Advisors, L.L.C. and companies with similar investment objectives. The principal business and principal office address of each of OZ Advisors, L.L.C. and Och-Ziff Associates, L.L.C. is 153 E. 53rd Street, 44th Floor, New York, New York 10022.

      Daniel S. Och, an individual resident of New York and U.S. citizen, with his principal address c/o OZ Management, is (i) the managing member of OZ Management and (ii) the managing member of Och-Ziff Associates, L.L.C. His principal business is to serve as investment adviser. The principal business and principal office address for each of OZ Advisors, L.L.C., Och-Ziff Associates, L.L.C. and Daniel S. Och is c/o OZ Management, 153 E. 53rd Street, 44th Floor, New York, New York 10022.

      PBK Holdings, Inc., a Delaware corporation, is the sole general partner of Ziff Asset Management. Its principal business is to serve as general partner of Ziff Asset Management and affiliated funds with similar investment objectives. Philip B. Korsant, an individual resident of Connecticut and a U.S. citizen, is the sole shareholder and President of PBK Holdings. His principal business is investing. The principal business address and principal office for each of PBK Holdings, Inc. and Mr. Korsant is 156 Greenwich Avenue, Unit 2A, Greenwich, Connecticut 06830.

      The name, business address, present principal occupation or employment and citizenship of (i) each director and executive officer of OZ Master Fund,
(ii) each executive officer of OZ Management and (iii) each director and executive officer of PBK Holdings, Inc. are set forth on Schedule I hereto, and are incorporated herein by reference.

      The name, business address, present principal occupation or employment and citizenship of each director of OZ Overseas Fund, Ltd. is set forth in
Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of (i) OZ Advisors, L.L.C., the sole general partner of OZ Domestic Partners, L.P., and (ii) Och-Ziff Associates, L.L.C., the managing member of OZ Advisors, L.L.C., is set forth in Schedule II-B hereto, and are incorporated herein by reference.

      OZ Master Fund disclaims beneficial ownership of any Shares held by Ziff Asset Management, and Ziff Asset Management disclaims beneficial ownership of any Shares held by OZ Master Fund. OZ Management disclaims beneficial ownership of (i) Shares beneficially owned by OZ Master Fund, to the extent of interests therein held directly or indirectly by persons other than OZ Management or its affiliated entities, and (ii) Shares held by Ziff Asset Management.

      During the last five years, none of the Reporting Persons, OZ Overseas Fund, Ltd., OZ Domestic Partners, L.P., OZ Advisors, L.L.C., Och-Ziff Associates, L.L.C., Daniel S. Och, PBK Holdings, Inc., Philip B. Korsant, or, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration

      The Reporting Persons acquired an aggregate of 9,250 shares of Series A Convertible Preferred Stock of the Company in a private placement closing on February 2, 1998, pursuant to a Stock Purchase Agreement, dated as of such date (the "Stock Purchase Agreement") among the Company, OZ Master Fund, Ziff Asset Management and certain other purchasers. 2,000 of such shares were purchased by OZ Master Fund and 7,250 of such shares were purchased by Ziff Asset Management. Such shares of Series A Convertible Preferred Stock are convertible into an aggregate of 1,121,212 Shares (subject to anti-dilution adjustments). The total consideration paid by the Reporting Persons was $9,250,000, of which $2,000,000 was paid by OZ Master Fund and $7,250,000 was paid by Ziff Asset Management.

      The source of funds for the purchase was working capital for OZ Master Fund and Ziff Asset Management. In the normal course of their businesses, working capital is comprised of equity contributions of the shareholders of OZ Master Fund, or of the partners of Ziff Asset Management; their respective earnings from operations; and, with respect to OZ Master Fund only, funds borrowed from banks and brokerage firm margin accounts and used for their businesses operations in general. None of the funds reported herein as working capital were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares. With respect to OZ Master Fund, to the extent that shares of the Series A Convertible Preferred Stock, or Shares into which they are converted, may be held in such a margin account, they may be pledged along with other positions in such accounts as collateral security for the repayment of debit balances in the account. Because other securities are held in such accounts, however, it is not possible to determine the amount, if any, of margin used by OZ Master Fund with respect to the Series A Convertible Preferred Stock or Shares into which they may be converted.

      None of the persons listed on Schedule I or II has contributed any funds or other consideration towards the purchase of any securities of the Company, except insofar as they may have partnership or other equity interests in any of the Reporting Persons and may have made capital contributions to a Reporting Person.


Item 4.     Purpose of Transaction

      The Shares have been acquired by the Reporting Persons for investment purposes. Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares or other securities convertible or exchangeable for Shares in public or private transactions; dispose of Shares or other securities in public or private transactions, including dispositions economically effected by short sales or options transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Shares or other securities. Any such transactions may be effected at any time and from time to time. To the knowledge of each Reporting Person, each of the persons listed on Schedules hereto may make the same evaluation and may reserve the same rights. In connection with their investment in the Company, the Reporting Persons expect from time to time to consult with management and other shareholders of the Company.

      Other than as discussed above, or as otherwise described in Item 6 of this Statement on Schedule 13D, the Reporting Persons currently have no plans to effect any of the transactions required to be described in Item 4 of
Schedule 13D.


Item 5.     Interest in Securities of the Issuer

      (a) OZ Management may be considered the beneficial owner of 1,121,212 Shares, comprised of (x) the 242,424 Shares reported herein by OZ Master Fund and (y) the 878,788 reported herein by Ziff Asset Management, representing approximately 10.6% of the Company's Shares outstanding as of February 2, 1998. OZ Master Fund may be considered the beneficial owner of the 242,424 Shares reported by it on this Statement, representing approximately 2.3% of the Company's Shares outstanding as of February 2, 1998. Ziff Asset Management may be considered the beneficial owner of the 878,788 Shares reported by it on this Statement, representing approximately 8.3% of the Company's Shares outstanding as of February 2, 1998.

     To reflect more accurately the beneficial ownership of the Reporting Persons as a percentage of issued and outstanding voting securities of the Company, the ownership percentage of the Reporting Persons is calculated by treating all shares of Convertible Preferred Stock issued under the Stock Purchase Agreement as though converted into Common Stock at the conversion ratio of $8.25 per share, in the case of Series A Convertible Preferred Stock, and at $7.75 per shares, in the case of Series B Convertible Preferred Stock. All such shares of Convertible Preferred Stock are immediately entitled to voting rights alongside the Common Stock, on an as-converted basis. Pursuant to information furnished by the Company as of February 2, 1998, there were an aggregate of 10,564,909 shares of Common Stock and Common Stock equivalents outstanding on the date thereof, comprised of (x) 5,592,476 shares of issued and outstanding Common Stock and (y) 4,972,433 shares of Common Stock represented by the Convertible Preferred Stock issued under the Stock Purchase Agreement on an as-converted basis. Pursuant to information provided by the Company, calculating the Reporting Persons' ownership without treating all Convertible Preferred Stock as so converted would mathematically result in the Reporting Persons owning 16.7% of the Company's outstanding Shares of Common Stock as of February 2, 1998. Other than the Shares for which the shares of Convertible Preferred Stock of the Reporting Persons are convertible, to the knowledge of the Reporting Persons there are no Shares subject to options, warrants, rights or convertible securities owned by the Reporting Persons.

      None of the Reporting Persons, or to the knowledge of the Reporting Persons any of the persons listed on Schedule I, beneficially owns any Shares other than as set forth herein.

      (b) OZ Management shares the power to vote or direct the vote, and to dispose or to direct the disposition of, the 242,424 Shares and 878,788 Shares beneficially and directly owned, respectively, by OZ Master Fund and Ziff Asset Management.

      (c) Other than the purchase of the shares of Series A Convertible Preferred Stock pursuant to the Stock Purchase Agreement, there were no other purchases of Shares by the Reporting Persons, and there were no sales of Shares by the Reporting Persons, within the last 60 days.

      (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

     (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      As purchasers under the Stock Purchase Agreement, OZ Master Fund and Ziff Asset Management have agreed to use their best efforts to elect to the Board of Directors of the Company (i) one individual designated by one of the other purchasers under the Stock Purchase Agreement, and (ii) one individual elected by the holders of a majority of the holders of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock, voting as a single class.

      As parties to a Registration Rights Agreement, dated February 2, 1998, OZ Master Fund and Ziff Asset Management each has the right to demand that the Company register the Shares held by such Reporting Person in certain cases.

      The foregoing discussion is qualified by reference to the Stock Purchase Agreement and the Registration Rights Agreement, which are filed as exhibits hereto and are incorporated by reference into this Item 6.

      (b) Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.     Material to be Filed as Exhibits

      The following agreements are filed hereto as Exhibits:

      1.    Stock Purchase Agreement, dated as of February 2, 1998.

      2.    Registration Rights Agreement, dated as of February 2, 1998.

      3.    Joint Filing Agreement among the Reporting Persons.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1998.


OZ MANAGEMENT, L.L.C.


By:  /s/ Daniel S. Och
----------------------------------------
Name:   Daniel S. Och
Title:  Managing Member


OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager

     By:  /s/ Daniel S. Och
     ----------------------------------------
     Name:  Daniel S. Och
     Title:  Managing Member



ZIFF ASSET MANAGEMENT, L.P.
By:  PBK Holdings, Inc.
     as General Partner


By:  /s/ Philip B. Korsant
----------------------------------------
Name:    Philip B. Korsant
Title:   President

                                 Exhibit Index


      1.    Preferred Stock Purchase Agreement, dated as of February
            2, 1998.

      2.    Registration Rights Agreement, dated as of February 2, 1998.

      3.    Joint Filing Agreement among the Reporting Persons.

                                  Schedule I


      The following lists the name, business address, present principal occupation or employment, and citizenship, of (A) each executive officer of OZ Management, (B) each director and executive officer of OZ Master Fund, and
(C) each director and executive officer of the PBK Holdings, Inc., the general partner of Ziff Asset Management.


A.  OZ Management, L.L.C.

Name                                   Occupation/employment   Citizenship
& Business Address

Daniel S. Och                          Managing Member         U.S.A.
153 East 53rd Street
44th Floor
New York, NY 10022


B.  OZ Master Fund, Ltd.

Name                                   Occupation/employment   Citizenship
& Business Address

Directors:

N.S. Nominees, Ltd.                    Director                   Cayman
N.D. Nominees, Ltd.                    Director                   Cayman

Martin Lang                            Director                   U.K.
Clive Harris                           Director                   U.K.

c/o International Management
    Services, Ltd.
Harbour Centre
P.O. Box 61
George Town
Grand Cayman, Cayman Islands


Executive Officers:

Goldman Sachs (Cayman)                 Secretary                   U.K.
  Trust, Ltd.
Harbour Centre
P.O. Box 896
George Town
Grand Cayman, Cayman Islands


C.  PBK Holdings, Inc.

Name                                   Occupation/employment   Citizenship
& Business Address

Philip Korsant                         President                  U.S.A.
Mark A. Beaudoin                       Treasurer                  U.S.A.
Robert Ziff                            Secretary                  U.S.A.

156 Greenwich Avenue
Unit 2A
Greenwich, CT 06830

                                 Schedule II-A


      The following lists the name, business address, present principal occupation or employment and citizenship of each director and executive officer of OZ Overseas Fund, Ltd.


Name                                   Occupation/employment   Citizenship
& Business Address

Directors:

N.S. Nominees, Ltd.                    Director                   Cayman
N.D. Nominees, Ltd.                    Director                   Cayman

Martin Lang                            Director                   U.K.
Clive Harris                           Director                   U.K.

c/o International Management
       Services, Ltd.
Harbour Centre
P.O. Box 61
George Town
Grand Cayman, Cayman Islands


Executive Officers:

Goldman Sachs (Cayman)                 Secretary               U.K.
  Trust, Ltd.
Harbour Centre
P.O. Box 896
George Town
Grand Cayman, Cayman Islands

                                 Schedule II-B

      The following lists the name, business address, present principal occupation or employment and citizenship of each executive officer of (A) OZ Advisors, L.L.C., the sole general partner of OZ Domestic Partners, L.P., and
(B) Och-Ziff Associates, L.L.C., the managing member of OZ Advisors, L.L.C.


A.  OZ Advisors, L.L.C.

Name                                   Occupation/employment   Citizenship
& Business Address

Och-Ziff Associates, L.L.C.            Managing Member            U.S.A.
153 East 53rd Street
44th Floor
New York, NY 10022




C.  Och-Ziff Associates, L.L.C.

Name                                   Occupation/employment   Citizenship
& Business Address

Daniel S. Och                          Managing Member            U.S.A.
153 East 53rd Street
44th Floor
New York, NY 10022

                                   Exhibit 1


                      PREFERRED STOCK PURCHASE AGREEMENT


            PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") dated as of February 2, 1998 between Alarmguard Holdings, Inc., a Delaware corporation (the "Company"), Advance Capital Partners, L.P., a Delaware limited partnership, Advance Capital Offshore Partners, L.P., a Cayman Islands limited partnership (collectively, "Advance"), and each of the other purchasers set forth on Schedule I hereto (with Advance, each a "Purchaser" and collectively the "Purchasers").

            The Purchasers desire to purchase from the Company, and the Company desires to issue to the Purchasers, shares of Series A Convertible Preferred Stock $.0001 par value per share of the Company (the "Series A Preferred") and Series B Convertible Preferred Stock $.0001 par value per share of the Company (the "Series B Preferred").

            In consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement, the parties hereto agree as follows:


            Article I

            DEFINITIONS

            1.1  Definitions; Interpretation.

            (a) For purposes of this Agreement, the following terms have the indicated meanings:

            "Advance" has the meaning set forth in the recitals hereof.

            "Advance Closing" has the meaning set forth in Section 3.1.

            "Advance Closing Date" has the meaning set forth in Section 3.1.

            "Affiliate" of a person means any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such person.

            "Certificate of Designations" means the Certificate of Designations designating the rights and preferences of the Series A Preferred and Series B Preferred adopted by the Board of Directors of the Company and set forth as Exhibit A hereto.

            "Closing" has the meaning set forth in Section 3.1.

            "Closing Date" has the meaning set forth in Section 3.1.

            "Code" means the Internal Revenue Code of 1986, as amended.

            "Common Stock" means the common stock of the Company, par value $.0001 per share.

            "Company" has the meaning set forth in the recitals hereof.

            "Confidential Information" means any information concerning the Company's business other than information that (i) was already known to the Person having a duty to keep confidential such information on a nonconfidential basis prior to the time of disclosure, (ii) is or becomes generally available to the public through no act or omission of such Person or
(iii) becomes available to such Person on a nonconfidential basis from a source other than any party hereto (or any agent or representative thereof) if such source was not under a prohibition against disclosing the information to such Person.

            "Conversion Shares" means shares of Common Stock issued or issuable upon conversion of Preferred Shares.

            "Credit Agreement" means that certain Third Amended and Restated Acquisition Credit and Term Loan Agreement by and among the Company, certain Subsidiaries of the Company, BankBoston, N.A. as Administrative Agent, General Electric Capital Corporation as Documentation Agent and the lenders party thereto, as the same may be amended, restated, modified or supplemented from time to time.

            "Current Balance Sheet" means the unaudited balance sheet of the Company dated September 30, 1997.

            "Environmental and Safety Requirements" means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or by-products, asbestos, polychlorinated biphenyls, noise or radiation.

            "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

            "Exchange Act" means the Securities Exchange Act of 1934, as amended.

            "Financial Statements" means (i) the unaudited balance sheets of the Company for the quarterly periods ended June 30, 1997 and September 30, 1997, each as included in a quarterly report of the Company on Form 10-Q as filed with the SEC pursuant to the Exchange Act and the audited balance sheet of Triton Group Ltd. dated March 31, 1997 as included in the annual report of Triton Group Ltd. (a predecessor to the Company) on Form 10-K as filed with the SEC pursuant to the Exchange Act and the related unaudited and audited, as applicable, statements of income and consolidated cash flow for the quarterly and fiscal year-to-date periods then ended, each as included in the Company's applicable quarterly report or annual report on Form 10-Q and Form 10-K, as applicable, as filed with the SEC pursuant to the Exchange Act, and (ii) the unaudited balance sheet of Security Systems Holdings, Inc. for the quarterly period ended March 31, 1997 and the audited balance sheet of Security Systems Holdings, Inc. dated December 31, 1996 and the related unaudited and audited, as applicable, statements of income and consolidated cash flow for the quarterly and fiscal year-to-date periods then ended, all of which are attached as Exhibit B hereto.

            "Financing" means the purchase of Preferred Shares by the SBIC Holders hereunder.

            "GAAP" means United States generally accepted accounting principles as in effect from time to time, consistently applied.

            "Governmental Agency" means any federal, state, local, foreign or other governmental agency, instrumentality, commission, authority, board or body and the American Stock Exchange.

            "includes" and "including" mean includes and including, without limitation.

            "Intellectual Property" means all patents, patent applications and inventions; all trademarks, service marks, trade dress, trade names and corporate names and all goodwill associated therewith; all copyrights; all registrations, applications and renewals for any of the foregoing; all trade secrets, Confidential Information, know-how, technical and computer data, documentation and software, financial, business and marketing plans, customer and supplier lists and all other intellectual property rights; and all copies and tangible embodiments of the foregoing.

            "IRS" means the Internal Revenue Service.

            "knowledge" or "know" when used with respect to the Company means the knowledge of the senior management of the Company, or any other management personnel that has had significant involvement in the business and affairs of the Company.

            "Liability" means any liability or obligation (whether absolute or contingent, liquidated or unliquidated or due or to become due).

            "Lien" means any lien, mortgage, pledge, security interest, restriction, charge or other encumbrance.

            "Material Adverse Change" means any material adverse change in the business, condition (financial or otherwise), prospects or results of operations of the Company and its Subsidiaries taken as a whole.

            "Material Adverse Effect" means any material adverse effect on (i) the business, condition (financial or otherwise), prospects or results of operations of the Company and its Subsidiaries taken as a whole, or (ii) the transactions contemplated hereby or by the Related Documents.

            "Ordinary Course of Business" means the ordinary course of business consistent with past practice (including with respect to quantity, quality and frequency).

            "Permitted Liens" means (i) liens for taxes not yet due and taxes for which adequate provision is made in the Current Balance Sheet, (ii) purchase money security interests in supplies and equipment, (iii) precautionary liens filed by lessors with respect to leased equipment, (iv) encumbrances which are not substantial in amount, do not materially detract from the value of the property subject thereto and do not materially impair the use of the property subject thereto or the operation of the Company's business, and (v) liens securing the obligations under the Credit Agreement and the other documents, agreements and instruments executed in connection therewith.

            "Person" means any individual, partnership, joint venture, corporation, trust, unincorporated organization or other entity.

            "Plan" means any employee benefit plan (as defined in Section 3(3) of ERISA), subject to Title IV of ERISA or the minimum funding requirements of
Section 412 of the Code, maintained or contributed to by the Company, its predecessor or any Subsidiary at any time during the 5-calendar years immediately preceding the date of this Agreement.

            "Preferred Shares" has the meaning set forth in Section 2.1.

            "Registration Rights Agreement" means the Registration Rights Agreement between the Company and the Purchasers in the form of Exhibit C hereto.

            "Related Documents" means all documents and instruments to be executed or adopted by the Company in connection herewith, including the Certificate of Designations, the Preferred Shares and the Registration Rights Agreement.

            "SBA" means the United States Small Business Administration, and any successor agency performing the functions thereof.

            "SBIC" means a Small Business Investment Company licensed by the SBA under the SBIC Act.

            "SBIC Act" means the Small Business Investment Act of 1958, as amended.

            "SBIC Holders" means IBJS Capital Corporation and Exeter Capital Partners IV, L.P.

            "SBIC Regulations" means the SBIC Act and the regulations issued by the SBA thereunder, codified at Title 13 of the Code of Federal Regulations ("13 CFR"), Parts 107 and 121.

            "SEC" means the Securities and Exchange Commission.

            "Securities Act" means the Securities Act of 1933, as amended.

            "Series A Preferred" has the meaning set forth in the recitals hereof.

            "Series B Preferred" has the meaning set forth in the recitals hereof.

            "Subsidiary" means any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by the Company. For purposes hereof, the Company shall be deemed to have a majority ownership interest in a partnership, association or other business entity if the Company, directly or indirectly, is allocated a majority of partnership, association or other business entity gains or losses, or is or controls the managing director or general partner of such partnership, association or other business entity.

            "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code sec. 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

            "Tax Returns" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.


            (b) The words "herein", "hereof" and "hereunder" refer to this Agreement as a whole and not to any particular article, section or other subdivision of this Agreement.


            Article II

            ISSUANCE AND SALE OF PREFERRED STOCK

            2.1 Number of Shares and Price. On the terms and subject to the conditions of this Agreement, at the Closing, the Company shall issue to the Purchasers, 27,750 shares of Series A Preferred and 5,000 shares of Series B Preferred (collectively, with the Shares of Series A Preferred to be issued to Advance at the Advance Closing, the "Preferred Shares") for a purchase price of $1,000 per share. On the terms and subject to the conditions of this Agreement, at the Advance Closing, the Company shall issue to Advance, 7,250 shares of Series A Preferred for a purchase price of $1,000 per share. Each Purchaser's obligation to purchase the number of Preferred Shares opposite such Purchaser's name on Schedule I hereto shall be subject to the prior or simultaneous purchase by each other Purchaser (other than Advance) of the number of Preferred Shares opposite such Purchaser's name on Schedule I hereto.


            Article III

            CLOSING; CLOSING DELIVERIES

            3.1 Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place at 10:00 a.m. on February 2, 1998, at the offices of Kirkland & Ellis, New York, New York or at such other time, place and/or date as shall be agreed upon by the parties hereto except that the closing of the issuance and sale of Preferred Shares to Advance (the "Advance Closing") shall take place at 10:00 a.m. on February 13, 1998 or on such other date as shall be agreed upon by the Company and Advance. The date upon which the Closing occurs is referred to herein as the "Closing Date" and the date upon which the Advance Closing occurs is referred to herein as the "Advance Closing Date".

            3.2 Payment for and Delivery of Preferred Shares. At the Closing, the Company shall issue and deliver to the Purchasers, stock certificates for the Preferred Shares duly registered in the name of each Purchaser, against payment by such Purchaser, by wire transfer of immediately-available funds to the account designated by the Company, of the purchase price therefor set forth in Section 2.1. At the Advance Closing, the Company shall issue and deliver to Advance stock certificates for the Preferred Shares duly registered in the name of Advance, against payment by Advance, by wire transfer of immediately-available funds to the account designated by the Company, of the purchase price therefor set forth in Section 2.1.


            Article IV

            REPRESENTATIONS AND WARRANTIES OF THE COMPANY

            The Company hereby represents and warrants to each Purchaser as follows:

            4.1 Existence; Qualification; Subsidiaries. The Company and each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has full corporate power and authority to conduct its business and own and operate its properties as now conducted, owned and operated. The copies of the Restated Certificate of Incorporation and By-Laws of the Company and all amendments thereto previously delivered to the Purchasers are true, correct and complete copies of such documents. The Company and each Subsidiary is licensed or qualified as a foreign corporation and is in good standing in all jurisdictions where such person is required to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. Except as set forth on Schedule 4.1, the Company has no Subsidiaries and owns no capital stock or other securities of, and has not made any other investment in, any other entity.
All of the issued shares of capital stock of each Subsidiary have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or adverse claims other than liens securing the obligations under the Credit Agreement.

            4.2  Authorization and Enforceability; Issuance of Shares.

            (a) The Company has full power and authority and has taken all required corporate and other action necessary to permit it to execute and deliver this Agreement and the Related Documents and to carry out the terms hereof and thereof and to issue and deliver the Preferred Shares and the Conversion Shares (including adoption of the Certificate of Designations), and none of such actions will violate any provision of the Restated Certificate of Incorporation of the Company, the By-Laws of the Company or of any applicable law, regulation, order, judgment or decree or rule of the stock exchange where the Company's Common Stock is listed, or result in the breach of or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under any material agreement, instrument or understanding to which the Company is a party or by which it is bound or by which it will become bound as a result of the transaction contemplated by this Agreement. This Agreement and each of the Related Documents constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and similar laws of general application related to the enforcement of creditor's rights generally and (ii) general principles of equity.

            (b) The Preferred Shares have been duly authorized and, when issued and delivered in accordance with this Agreement, will be validly issued and outstanding. The Preferred Shares and, when issued, the Conversion Shares, will be fully paid and nonassessable. The Conversion Shares have been duly reserved for issuance upon conversion of the Preferred Shares and, when so issued, will be duly authorized, validly issued and outstanding, fully paid and nonassessable shares of Series A Preferred, Series B Preferred or Common Stock, as the case may be. Neither the issuance and delivery of the Preferred Shares nor the issuance and delivery of any Conversion Shares upon conversion of any Preferred Shares is subject to any preemptive right of any stockholder of the Company or to any right of first refusal or other similar right in favor of any Person which has not been waived.

            4.3 Capitalization. As of the Closing, the authorized capital stock of the Company shall consist of (i) 25,000,000 shares of Common Stock, par value $.0001 per share, of which 5,592,476 shares are outstanding, 4,972,434 shares are reserved for issuance upon conversion of Preferred Shares and 770,000 shares are reserved for issuance upon the exercise of certain stock options, and (ii) 5,000,000 shares of Preferred Stock, par value $.0001 per share, of which 35,700 shares have been designated Series A Preferred and 5,000 shares have been designated Series B Preferred, of which 40,000 shares will be sold to the Purchasers pursuant to this Agreement. At the time of the Closing, all of the outstanding capital stock will be validly issued, fully paid and nonassessable and will have been issued in compliance with all applicable securities laws (including the provisions of the Securities Act and the rules and regulations promulgated thereunder). Except as set forth on
Schedule 4.3, as of the Closing, the Company has not granted or issued any options, convertible securities, warrants, calls, pledges, transfer restrictions (except restrictions imposed by federal and state securities laws), liens, rights of first offer, rights of first refusal, antidilution provisions or commitments of any character relating to any issued or unissued shares of capital stock of the Company other than as contemplated in the Related Documents. Except as contemplated by this Agreement and the Related Documents or as set forth in Schedule 4.3, there are no preemptive or other preferential rights applicable to the issuance and sale of securities of the Company, including the Preferred Shares.

            4.4 Private Sale; Voting Agreements. Assuming the accuracy of the representations and warranties made by recipients of the Company's capital stock made in connection with the acquisition of such capital stock, the Company has not violated any applicable federal or state securities laws in connection with the offer, sale and issuance of any of its capital stock. Subject to the accuracy of the Purchaser's representations contained herein, neither the offer, sale and issuance of the Preferred Shares hereunder nor the issuance and delivery of any Preferred Shares or Conversion Shares upon conversion of any Preferred Shares requires registration under the Securities Act or any state securities laws.

            4.5  Financial Statements; Disclosure.

            (a) The Financial Statements (together with the notes thereto, as applicable), (i) are true, correct and complete in all material respects,
(ii) are in accordance with the books    and records of the Company and (iii)
fairly present the financial condition and results of    operations of the
Company as of the dates and for the periods indicated, in accordance with
GAAP except that the unaudited balance sheets and related financial statements
do not    contain an auditors' opinion and do not contain footnotes and are
subject to normal year-end    audit adjustments.

            (b) This Agreement together with the schedules, attachments, exhibits, written statements and certificates supplied to the Purchasers by or on behalf of the Company with respect to the transactions contemplated hereby does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not
misleading.   There is no fact which has not been disclosed to the Purchasers in writing of which the Company has knowledge, and which has had or would reasonably be anticipated to have a Material Adverse Effect.

            (c) As of its filing date, each document filed with the SEC by the Company, as amended or supplemented prior to the Closing Date, if applicable, pursuant to the Securities Act and/or the Exchange Act (i) complied in all material respects with the applicable requirements of the Securities Act and/or Exchange Act and (ii) did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each final registration statement filed with the SEC by the Company pursuant to the Securities Act, as of the date such statement became effective (i) complied in all material respects with the applicable requirements of the Securities Act and (ii) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in light of the circumstances under which they were made).

            4.6  Absence of Certain Changes.

            (a)  Except as set forth on Schedule 4.6 since the date of the
Current Balance  Sheet,    neither the Company nor any Subsidiary has:

             (i) incurred any Liabilities other than current Liabilities incurred, or obligations under contracts entered into, in the Ordinary Course of Business and for individual amounts not greater than $250,000;

            (ii) paid, discharged or satisfied any claim, Lien or Liability, other than any claim, Lien or Liability (A) reflected or reserved against on the Current Balance Sheet and paid, discharged or satisfied in the Ordinary Course of Business since the date of the Current Balance Sheet or (B) incurred and paid, discharged or satisfied since the date of the Current Balance Sheet, in each case in the Ordinary Course of Business;

            (iii) sold, leased, assigned or otherwise transferred any of its assets, tangible or intangible (other than sales of inventory in the Ordinary Course of Business and use of supplies in the Ordinary Course of Business);

            (iv) permitted any of its assets, tangible or intangible, to become subject to any Lien (other than any Permitted Lien);

             (v) written off as uncollectible any accounts receivable other than (1) in the Ordinary Course of Business, or (2) for amounts not greater than $100,000;

            (vi) terminated or amended or suffered the termination or amendment of, other than in the Ordinary Course of Business, failed to perform in all material respects all of its obligations or suffered or permitted any material default to exist under, any material agreement, license or permit;

            (vii) suffered any damage, destruction or loss of tangible property (whether or not covered by insurance) which in the aggregate exceeds $100,000;

            (viii) made any loan (other than intercompany advances) to any other Person (other than advances to employees in the Ordinary Course of Business which do not exceed $5,000 individually or $25,000 in the aggregate);

            (ix) canceled, waived or released any debt, claim or right in an amount or having a value exceeding $100,000;

             (x) paid any amount to or entered into any agreement, arrangement or transaction with any Affiliate (including its officers, directors and employees) outside the Ordinary Course of Business and which was not approved by a majority of the Company's disinterested directors;

            (xi) declared, set aside, or paid any dividend or distribution with respect to its capital stock or redeemed, purchased or otherwise acquired any of its capital stock;

            (xii) other than in the Ordinary Course of Business, granted any increase in the compensation of any officer or employee or made any other change in employment terms of any officer or employee;

            (xiii) made any change in any method of accounting or accounting practice;

            (xiv) suffered or caused any other occurrence, event or transaction outside the Ordinary Course of Business which could have a Material Adverse Effect; or

            (xv) agreed, in writing or otherwise, to any of the foregoing.

            (b) Since the date of the Current Balance Sheet there has been no Material Adverse Change.

            4.7 Litigation. As of the date hereof no claim, suit, proceeding or investigation is pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any officer or director thereof or the Company's and the Subsidiaries' business which if decided adversely to any such person could have a Material Adverse Effect.

            4.8 Licenses, Compliance with Law, Other Agreements, Etc. The Company and each Subsidiary have all material franchises, permits, licenses and other rights to allow it to conduct its business and is not in violation, in any material respects of any order or decree of any court, or of any law, order or regulation of any Governmental Agency, or of the provisions of any material contract or agreement to which it is a party or by which it is bound, and neither this Agreement nor the Related Documents nor the transactions contemplated hereby or thereby will result in any such violation except where the failure to have any such franchise permit or license or any such violation could not be expected to have a Material Adverse Effect. The Company's and the Subsidiaries' business has been conducted in all material respects in compliance with all federal, state and local laws, ordinances, rules and regulations, except where such violations, defaults or noncompliance would not have a Material Adverse Effect.

            4.9 Third-Party Approvals. Assuming the accuracy of the representations and warranties of the Purchasers contained in this Agreement, the Company is not required to obtain any order, consent, approval or authorization of, or to make any declaration or filing with, any Governmental Agency or other third party (including under any state securities or "blue sky" laws) in connection with the execution and delivery of this Agreement or the Related Documents, or the consummation of the transactions contemplated hereby or thereby to occur on the Closing Date or the Advance Closing Date, except for any consents, approvals or authorizations the failure to obtain which could not have a Material Adverse Effect.

            4.10 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities except (i) as and to the extent of the amounts reflected or reserved against on the Current Balance Sheet (excluding the footnotes thereto), (ii) liabilities and obligations incurred in the Ordinary Course of Business since the date thereof, (iii) such other liabilities that in the aggregate will not result in a Material Adverse Effect, and (iv) Liabilities under the Credit Agreement (as defined therein).

            4.11 Tangible Assets. The Company and its Subsidiaries own or lease all tangible assets used or reasonably necessary in connection with the conduct of its business. All material tangible assets are free from any Liens (other than Permitted Liens), are free from any material defects, have been maintained in accordance with normal industry practice and any regulatory standard or procedure to which such assets are subject, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which such assets are used or proposed to be used, other than liens, defects and wear and tear which in the aggregate could not be expected to have a Material Adverse Effect.

            4.12 Inventory. All inventory of the Company and its Subsidiaries, whether reflected on the Current Balance Sheet or otherwise, consists of a quality and quantity usable or salable in the Ordinary Course of Business, subject to normal rates of defect or obsolescence not inconsistent with the Company's historical experience.

            4.13 Owned Real Property. The Company and its Subsidiaries own no real property.

            4.14 Real Property Leases. There exists no event of default (nor any event which with notice or lapse of time would constitute an event of default) with respect to the Company, any Subsidiary and, to the Company's knowledge, with respect to any other party thereto under any agreement pursuant to which the Company is the lessee or lessor of any real property, except for such defaults and defects in enforceability as could not in the aggregate be expected to have a Material Adverse Effect, and all such agreements are in full force and effect and enforceable against the lessor or lessee in accordance with their terms except for such defaults and defects in enforceability as could not in the aggregate be expected to have a Material Adverse Effect.

            4.15 Agreements. Neither the Company nor any Subsidiary is in default, nor to the knowledge of the Company is there any basis for a valid claim of default, and to the Company's knowledge no event has occurred which, with notice or lapse of time, would constitute a default, under any agreement, arrangement or understanding to which the Company or any Subsidiary is a party, and to the knowledge of the Company no other Person is in default under any such agreement, in each case other than defaults which in the aggregate could not be expected to have a Material Adverse Effect. Additionally, neither the Company nor any Subsidiary is party to any agreement the performance of which in accordance with its terms (including any termination provision thereof) could be expected to have a Material Adverse Effect.

            4.16 Intellectual Property. Schedule 4.16 sets forth a complete list of (i) all patented, registered or applied for Intellectual Property owned or filed by the Company; and (ii) all trade names and material unregistered trademarks used by the Company in connection with its business. The Company owns and possesses all right, title and interest in and to, or has a valid and enforceable license to use, the Intellectual Property necessary for the operation of its business as currently conducted and as currently proposed to be conducted, and no claim by any third party contesting the validity, enforceability, use or ownership of such Intellectual Property has been made or, to the knowledge of the Company, is threatened. The Company has not infringed or misappropriated the Intellectual Property of any third party.

            4.17 Employees. Except as set forth on Schedule 4.17, since the date of the Current Balance Sheet, no key employees and no group of employees has terminated, or to the knowledge of the Company plans to terminate, employment with the Company or any Subsidiary, as applicable. Except as set forth on Schedule 4.17, the Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strike, material grievance, material claim of unfair labor practice or other collective bargaining dispute. Except as set forth on Schedule 4.17, to the knowledge of the Company there is no organizational effort being made or threatened by or on behalf of any labor union with respect to its employees. The Company has not committed any unfair labor practice or materially violated any federal, state or local law or regulation regulating employers or the terms and conditions of its employees' employment, including laws regulating employee wages and hours, employment discrimination, employee civil rights, equal employment opportunity and employment of foreign nationals, except for such violations as could not be expected to have a Material Adverse Effect.

            4.18 ERISA; Employee Benefits. Each Plan (other than a Plan which is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or has timely filed for a favorable determination letter from the Internal Revenue Service and no event has occurred since the date of the last determination letter that could reasonably be expected to materially adversely affect the qualified status of such Plan. Each Plan (other than a Plan which is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA) is in full force and effect and has been administered in all material respects in accordance with its terms and is and has been, and each plan administrator and fiduciary of a Plan is acting and has been acting, in compliance in all material respects with all applicable requirements of the Code and ERISA (including the funding, reporting and disclosure and prohibited transaction provisions thereof) and other applicable laws, regulations and rulings in connection with each such Plan. No Plan has been terminated or partially terminated. With respect to each Plan which is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA, no complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) has occurred, no such Plan is in reorganization or insolvency (within the meaning of Title IV of ERISA) and no material withdrawal liability has been assessed against the Company. The Company or one of its Subsidiaries has made, accrued or provided for all contributions required under each Plan. To the knowledge of the Company, no event has occurred or is reasonably expected to occur with respect to any employee pension benefit plan of the Company or any member of the Company's controlled group (within the meaning of Section 414 of the Code), which could reasonably be expected to directly or indirectly result in any material liability (other than liability arising in the ordinary course) to the Company or any member of its controlled group pursuant to Title IV of ERISA or Section 412 of the Code. No Plan (other than a Plan which is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA) has incurred an "accumulated funding deficiency" within the meaning of Section 412 of the Code or Section 302 of ERISA.

            4.19    Environment, Health and Safety.

            (a) The Company (as used in this Section 4.19, Company shall include the Company's Subsidiaries and its predecessor) has complied and is in compliance in all material respects with all Environmental and Safety Requirements that are applicable to the Company's business.

            (b) The Company has not received any written notice, report or other information regarding any liabilities or potential liabilities (whether
accrued, absolute, contingent,       unliquidated or otherwise), including any
investigatory, remedial or corrective obligations,       relating to the
Company or its facilities and arising under Environmental and Safety
Requirements.

            (c) The Company has not, either expressly or by operation of law, assumed or undertaken any liability, including without limitation any obligation for corrective or remedial action, of any other person relating to Environmental and Safety Requirements.

            4.20 Transactions With Affiliates. Except as disclosed in filings made by the Company with the SEC pursuant to the Securities Act and the Exchange Act, neither the Company nor any Subsidiary is party to any agreement, arrangement or transaction with any Affiliate which is material to the Company's and its Subsidiaries business, taken as a whole.

            4.21    Taxes.

            (a) Each of the Company, its predecessor and its Subsidiaries has filed all Tax Returns that it was required to file, and has paid all Taxes shown thereon as owing, except where the failure to file Tax Returns or to pay Taxes would not have a Material Adverse Effect on the financial condition of the Company and its Subsidiaries taken as a whole.

            (b) None of the Company and its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal Tax Return (other than a group the common parent of which was the Company) or (B) has any Liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treas. Reg. 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

            (c) Each of the Company, its predecessor and its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

            (d) There is no dispute or claim concerning any Tax Liability of any of the Company and its Subsidiaries either (A) claimed or raised by any authority in writing or (B) as to which any of the directors and officers (and employees responsible for Tax matters) of the Company and its Subsidiaries has knowledge based upon personal contact with any agent of such authority and which is material to the Company and its Subsidiaries taken as a whole.

            4.22 Other Investors. Set forth on Schedule 4.22 is a list of all shareholders of the Company who as of the date hereof, based upon Schedule I hereto and SEC filings of shareholders, after giving effect to the terms hereof, own more than 5% of the fully diluted common equity of the Company and sets forth such percentage ownership.

            4.23    Year 2000 Representations.

            (a) None of the computer software, computer firmware, computer hardware (whether general or special purpose) or other similar or related items of automated, computerized or software systems that are used or relied on by Company or by any of its Subsidiaries in the conduct of their respective businesses will malfunction, will cease to function, will generate incorrect data or will produce incorrect results when processing, providing or receiving
(i) date-related data from, into and between the twentieth and twenty-first centuries or (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries.

            (b) None of the products and services sold, licensed, rendered, or otherwise provided by the Company or by any of its Subsidiaries in the conduct of their respective businesses will malfunction, will cease to function, will generate incorrect data or will produce incorrect results when processing, providing or receiving (i) date-related data from, into and between the twentieth and twenty-first centuries or (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries; and, accordingly, neither the Company nor any of its Subsidiaries is or will be subject to any claim, demand, action, suit, liability, damage, material loss, or material expense arising from, or related to, circumstances where such products and services malfunction, cease to function, generate incorrect data, or produce incorrect results when processing, providing or receiving (i) date-related data from, into and between the twentieth and twenty-first centuries or (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries.

            (c) Neither the Company nor any of its Subsidiaries has made any other representations or warranties regarding the ability of any product or service sold, licensed, rendered, or otherwise provided by the Company or by any of its Subsidiaries in the conduct of their respective businesses to operate without malfunction, to operate without ceasing to function, to generate correct data or to produce correct results when processing, providing or receiving (i) date-related data from, into and between the twentieth and twenty-first centuries and (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries.

            4.24 Seniority. No class of equity securities of the Company is senior to the Preferred Shares in right of payment, whether upon liquidation, dissolution or otherwise.

            4.25 Investment Company. The Company is not, and is not controlled by or under common control with an affiliate of, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

            4.26 Certain Fees. Other than fees and expenses due and payable to Lehman Brothers, no fees or commissions will be payable by the Company to any broker, financial advisor, finder, investment banker, or bank with respect to the transactions contemplated by this Agreement. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of Lehman Brothers or other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement. The Company shall indemnify and hold harmless each of the Purchasers, its employees, officers, directors, agents and partners, and their respective affiliates (as such term is defined under Rule 405 promulgated under the Securities Act), from and against all claims, losses, damages, costs (including the costs of preparation and attorney's fees) and expenses suffered in respect to any such claimed or existing fees.

            4.27 Solicitation Materials. The Company has not (i) distributed any offering materials in connection with the offering and sale of the Preferred Shares other than the disclosure materials delivered to Purchasers (the "Disclosure Materials") or (ii) solicited any offer to buy or sell the Preferred Shares by means of any form of general solicitation or advertising. None of the Disclosure Materials or any other information provided to the Purchasers by or on behalf of the Company contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

            4.28 Form S-3 Eligibility. No later than May 1, 1998, the Company will be eligible to register securities for resale with the SEC under Form S-3 promulgated under the Securities Act.

            4.29 Listing and Maintenance Requirements Compliance. (i) The Company has not received notice (written or oral) from the American Stock Exchange that the Company is not in compliance with the listings or maintenance requirements of such Exchange.

    (ii) Upon conversion of the Preferred Shares into shares of Common Stock and upon the affirmative vote of the Company's shareholders approving the issuance of the Preferred Shares and the Conversion Shares, which vote shall occur not later than July 31, 1998, all Conversion Shares shall be listed on the American Stock Exchange.

            4.30 Registration Rights; Rights of Participation. Except as described on Schedule 4.30 hereto, (A) the Company has not granted or agreed to grant to any Person any rights (including "piggy-back" registration rights) to have any securities of the Company registered with the SEC or any other governmental authority which has not been satisfied and (B) no Person, including, but not limited to, current or former shareholders of the Company, underwriters, brokers or agents, has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement or any other related document which has not been waived.

            4.31 Recent Results of Operations. Set forth on Schedule 4.31 is (i) the Company's monthly recurring revenues for the month of December 1997 and (ii) the Company's number of subscribers as of December 31, 1997, each as prepared and calculated in the Ordinary Course of Business.

            4.32 Small Business Matters. The Company acknowledges that each SBIC Holder is a federally licensed SBIC under the SBIC Act. The Company, together with its "affiliates" (as that term is defined in 13 CFR 121.103), is a "small business concern" within the meaning of the SBIC Regulations, including 13 CFR 121.301. The information regarding the Company and its affiliates set forth in SBA Form 480, Form 652 and Parts A and B of Form 1031 delivered at the Closing will be accurate and complete. Neither the Company nor any of its subsidiaries will use the proceeds of the Financing directly or indirectly for any purpose, for which an SBIC is prohibited from providing funds by SBIC Regulations (including 13 CFR 107.720).

            Article V

            REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

            Each Purchaser hereby represents and warrants to the Company as follows:

            5.1 Authorization and Enforceability. Such Purchaser has taken all action necessary to permit it to execute and deliver this Agreement and the other documents and instruments to be executed by it pursuant hereto and to carry out the terms hereof and thereof. This Agreement and each such other document and instrument, when duly executed and delivered by such Purchaser, will constitute a valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms.

            5.2 Government Approvals. Such Purchaser is not required to obtain any order, consent, approval or authorization of, or to make any declaration or filing with, any Governmental Agency in connection with the execution and delivery of this Agreement and the other documents and instruments to be executed by it pursuant hereto or the consummation of the transactions contemplated hereby and thereby, except for such order, consent, approval, authorization, declaration or filing as which has been or will be obtained or made.


            Article VI

             COMPLIANCE WITH SECURITIES LAWS

            6.1 Investment Intent of Purchasers. Each Purchaser represents and warrants to the Company that it is acquiring the Preferred Shares for its own account, with no present intention of selling or otherwise distributing the same to the public.

            6.2 Status of Preferred Shares. Each Purchaser has been informed by the Company that the Preferred Shares have not been and will not be registered under the Securities Act or under any state securities laws and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering.

            6.3 Sophistication and Financial Condition of Purchaser. Each Purchaser represents and warrants to the Company that it is an "Accredited Investor" as defined in Regulation D under the Securities Act and that it considers itself to be an experienced and sophisticated investor and to have such knowledge and experience in financial and business matters as are necessary to evaluate the merits and risks of an investment in the Preferred Shares.

            6.4 Transfer of Preferred Shares and Conversion Shares.

            (a) Preferred Shares and Conversion Shares may be transferred pursuant to (i) public offerings registered under the Securities Act, (ii) Rule 144 of the SEC (or any similar rule then in force), (iii) to an Affiliate of the transferor, or (iv) subject to the conditions set forth in
Section 6.4(b), any other legally-available means of transfer.

            (b) In connection with any transfer of any Preferred Shares or Conversion Shares (other than a transfer described in Section 6.4(a)(i), (ii) or (iii)), the holder of such shares shall deliver written notice to the Company describing in reasonable detail the proposed transfer, together with an opinion of counsel (Kirkland & Ellis or such other counsel which, to the Company's reasonable satisfaction, is knowledgeable in securities law matters) to the effect that such transfer may be effected without registration of such shares under the Securities Act. The holder of the shares being transferred shall not consummate the transfer until (i) the prospective transferee has confirmed to the Company in writing its agreement to be bound by the provisions of this Section 6.4 or (ii) such holder shall have delivered to the Company an opinion of such counsel that no subsequent transfer of such Preferred Shares or Conversion Shares shall require registration under the Securities Act. Promptly upon receipt of any opinion described in clause (ii) of the preceding sentence, the Company shall prepare and deliver in connection with the consummation of the proposed transfer, new certificates for the Preferred Shares or Conversion Shares being transferred that do not bear the legend set forth in Section 6.4(c). Notwithstanding anything to the contrary contained herein, Preferred Shares may not be transferred to any of the Company's competitors listed on Schedule 6.4(b) hereto without the Company's written consent (other than pursuant to clauses (a)(i) or (a)(ii) above or a tender offer made to each holder of the Company's Common Stock).

            (c) Except as provided in Section 6.4(b), until transferred pursuant to clauses (a)(i) or (a)(ii) above, each certificate for Preferred Shares or Conversion Shares shall be imprinted with a legend substantially in the following form:

            THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON FEBRUARY 2, 1998 [OR FEBRUARY 13, 1998 IN THE CASE OF PREFERRED SHARES ISSUED ON THE ADVANCE CLOSING DATE] AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR ANY APPLICABLE STATE SECURITIES LAW. THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SET FORTH IN THE PREFERRED STOCK PURCHASE AGREEMENT DATED AS OF FEBRUARY 2, 1998 BETWEEN THE ISSUER (THE "COMPANY") AND THE PURCHASERS LISTED ON SCHEDULE I THERETO. THE COMPANY RESERVES THE RIGHT TO REFUSE ANY TRANSFER OF SUCH SECURITIES UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO SUCH TRANSFER. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED WITHOUT CHARGE TO THE HOLDER HEREOF UPON WRITTEN REQUEST TO THE COMPANY.

            6.5 Exculpation Among Purchasers. Each Purchaser acknowledges that it is not relying upon any person, firm or corporation (including without limitation any other Purchaser), other than the Company and its officers and directors, in making its investment or decision to invest in the Company.
Each Purchaser agrees that no other Purchaser (acting in such capacity) nor the respective controlling persons, officers, directors, partners, agents or employees of any such other Purchaser shall be liable to any other Purchaser in connection with this investment for any action taken or omitted to be taken by any of them prior to the date hereof in connection with the Preferred Shares.

            Article VII

            CONDITIONS PRECEDENT

            7.1 Closing Deliveries to the Purchasers. The following documents and items shall be delivered to the Purchasers at or prior to the Closing:

            (a) Evidence acceptable to the Purchasers of adoption by the Company of the Certificate of Designations;

            (b) A fully executed and delivered counterpart of the Registration Rights Agreement;

            (c) The written opinion of Robinson & Cole LLP, counsel for the Company, in the form of Exhibit D hereto dated as of the Closing Date;

            (d) certificates of a duly authorized officer of the Company dated as of the Closing Date:

            (A) stating that the following conditions have been satisfied as of the Closing Date,

            (i) the representations and warranties of the Company contained herein and in any writing delivered pursuant hereto shall be true and correct when made and at and as of the time of the Closing;

            (ii) No action, suit, investigation or proceeding shall be pending or threatened before any court or Governmental Agency to restrain, prohibit, collect damages as a result of or otherwise challenge this Agreement or any Related Document or any transaction contemplated hereby or thereby;

            (iii) All acts or covenants required hereunder to be performed by the Company prior to the Closing shall have been fully performed by it;

            (iv) No Material Adverse Change shall have occurred between the date of the Current Balance Sheet and the Closing Date; and

            (B) setting forth the resolutions of the board of directors of the Company authorizing the execution and delivery of this Agreement and the Related Documents (including the Certificate of Designations) and the consummation of the transactions contemplated hereby and thereby and certifying that such resolutions were duly adopted and have not been rescinded or amended;

            (e) such other documents relating to the transactions contemplated hereby as Advance or other Purchasers may reasonably request; and

            (f) to each SBIC Holder, (i) duly completed and executed SBA Forms 480, 652 and Parts A and B of 1031, and

            (ii)  a written certification from the Company regarding its
intended use of the   proceeds of the Financing.

            7.2 Closing Deliveries to the Company. At Closing, each Purchaser other than Advance will deliver to the Company the aggregate purchase price for the Preferred Shares purchased by it. At the Advance Closing, Advance will deliver to the Company the aggregate purchase price for the Preferred Shares purchased by it.


            Article VIII

            COVENANTS OF THE COMPANY

            8.1 Restricted Actions. Without the prior written consent of the holders of two-thirds of the then outstanding Preferred Shares the Company shall not, and shall not permit any Subsidiary to:

            (a) become subject to any agreement or instrument which by its terms would (under any circumstances) restrict the Company's right to comply with the terms of this Agreement or any of the Related Documents;

            (b) use the proceeds from the sale of the Preferred Shares other than (i) primarily for acquisitions of assets or businesses reasonably related to the Company's existing business, and repayment of indebtedness, and (ii) the remainder for other working capital purposes of the Company;

            (c) enter into any transaction or series of transactions with any stockholder, director, officer, employee or Affiliate which would require disclosure pursuant to Rule 404 of Regulation S-K under the Securities Act unless such transaction is approved by the Company's disinterested directors; or

            (e) expand the Company's Board of Directors to greater than nine members.

            8.2 Required Actions. For so long as at least 20% of the Preferred Shares remain outstanding, the Company shall, and shall cause each Subsidiary to:

            (a) cause all properties owned by the Company or any of its Subsidiaries or used or held for use in the conduct of its business or the business of any of its Subsidiaries to be maintained and kept in good condition, repair and working order (reasonable wear and tear excepted) and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Board of Directors may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the foregoing shall not prevent the Company from discontinuing the maintenance of any of such properties if such discontinuance is, in the judgment of the management of the Company, desirable in the conduct of its business or the business of any of its Subsidiaries and is not disadvantageous in any material respect to the holders of Preferred Shares;

            (b) preserve and keep in full force and effect the corporate existence, rights (charter and statutory), licenses and franchises of the Company and each of its Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the holders of Preferred Shares;

            (c) maintain the books, accounts and records of the Company and its Subsidiaries in accordance with past custom and practice as used in the preparation of the Financial Statements except to the extent permitted or required by GAAP;

            (d) keep all of its and its Subsidiaries' properties which are of an insurable nature insured with insurers, believed by the Company in good faith to be financially sound and responsible, against loss or damage to the extent that property of similar character is usually so insured by corporations similarly situated and owning like properties (which may include self-insurance, if reasonable and in comparable form to that maintained by companies similarly situated);

            (e) comply with all material legal requirements and material contractual obligations applicable to the operations and business of the Company and its Subsidiaries and pay all applicable Taxes as they become due and payable;

            (f) permit representatives of the holders of Preferred Shares (upon the request of holders of Preferred Shares aggregating 12.5% or more of the Preferred Shares originally issued hereunder) and their agents (including their counsel, accountants and consultants) to have reasonable access during business hours to the Company's books, records, facilities, key personnel, officers, directors, customers, independent accountants and legal counsel;

            (g) at all times file all reports (including annual reports, quarterly reports and the information, documentation and other reports) required to be filed by the Company under the Exchange Act and Sections 13 and 15 of the rules and regulations adopted by the SEC thereunder, and the Company shall use its best efforts to file each of such reports on a timely basis, and take such further action as any holder or holders of Securities may reasonably request, all to the extent required to enable such holders to sell Securities pursuant to Rule 144 adopted by the SEC under the Securities Act (as such rule may be amended from time to time) or any similar rule or regulation hereafter adopted by the SEC and to enable the Company to register securities with the SEC on Form S-3 or any similar short-form registration statement and upon the filing of each such report deliver a copy thereof to each holder of the Preferred Shares (or, if the Company is no longer subject to the requirements of the Exchange Act, provide reports in substantially the same form and at the same times as would be required if it were subject to the Exchange Act);

            (h) maintain at all times a valid listing for the Common Stock on a national securities exchange or the Nasdaq National Market System;

            (i) maintain all material Intellectual Property Rights necessary to the conduct of its business and own or have a valid license to use all right, title and interest in and to, such material Intellectual Property Rights;

            (j) within fifteen (15) days after the Advance Closing Date (but not before) and at each subsequent election of directors, (and each Purchaser agrees to use its best efforts) elect to the Board of Directors of the Company pursuant to Section 5A of the Certificate of Designations (x) one individual designated by Advance as long as Advance owns any Preferred Shares and (y) one individual elected by the holders of a plurality of the Series A Preferred and Series B Preferred, voting together as a single class; and

            (k) on the Closing Date, have executed and delivered the Credit Agreement on substantially the same principal terms and conditions as set forth in the commitment letter issued by the lenders a party thereto dated January 7, 1998; and

            (l) deliver Conversion Shares in accordance with the terms and conditions, and time periods, set forth in the Certificate of Designations.

            8.3 Reservation of Common Stock. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purposes of issuance upon conversion of the Preferred Shares, such number of shares of Common Stock as are issuable upon the conversion of all outstanding shares of the Preferred Shares. All shares of Common Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all Taxes, liens and charges. The Company shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately transmitted by the Company upon issuance).

            8.4 Purchasers' Rights if Trading in Common Stock is Suspended or Delisted. If at any time while any Purchaser (or any assignee thereof) owns any Preferred Shares or Conversion Shares, trading in the shares of the Common Stock is suspended on or delisted from the American Stock Exchange or any other principal market or exchange for such shares (other than as a result of the suspension of trading in securities on such market or exchange generally or temporary suspensions pending the release of material information) for more than five business days in the aggregate, at the option of any Purchaser exercisable by written notice to the Company delivered after such suspension or delisting, the Company shall redeem, in cash, one-twentieth of the Preferred Shares and Conversion Shares then held by such Purchaser, at an aggregate purchase price equal to the sum of (i) the number of Preferred Shares to be redeemed multiplied by the product of (1) the average per share market value for the five (5) business days immediately preceding (a) the day of such notice or (b) the date of payment in full of the redemption price calculated under this Section, whichever is greater and (2) a fraction, the numerator of which is 1,000 and the denominator of which is the Conversion Price on (a) the date of the repurchase notice, or (b) the date of payment in full of the redemption price pursuant to this Section, whichever is lower,
(ii) the aggregate of all accrued but unpaid dividends payable in respect of all Preferred Shares to be redeemed, (iii) the number of Conversion Shares then held by such Purchaser multiplied by the average per share market value for the five (5) business days immediately preceding (A) the date of the notice or (B) the date of payment in full by the Company of the redemption price calculated under this Section, whichever is greater, and (iv) interest on the amounts set forth in (i) - (iii) above accruing from the 5th business day after such notice until the repurchase price under this Section is paid in full at the rate of 14% per annum. The Company shall provide written notice of any redemption demand made pursuant to this Section to each other holder of Preferred Shares or Conversion Shares within 24 hours of its receipt thereof.

            8.5 Use of Proceeds. At the same time the Company files its annual report on Form 10-K and at such other times as any SBIC Holder reasonably requests, the Company shall deliver to each SBIC Holder a written statement certified by the Company's president or chief financial officer describing in reasonable detail the use of the proceeds of the Financing hereunder by the Company and its Subsidiaries. In addition to any other rights granted hereunder, the Company shall grant such SBIC Holder and the SBA access to the Company's books and records for the purpose of verifying the use of such proceeds and verifying the certifications made by the Company in SBA Forms 480 and 652 delivered pursuant to Section 7.1(f) above and for the purpose of determining whether the principal business activity of the Company and its Subsidiaries continues to constitute an eligible business activity (within the meaning of the SBIC Regulations).

            Article IX

            SURVIVAL

            9.1 Survival. The representations and warranties of the parties hereto contained herein, or in any writing delivered pursuant hereto, shall survive the Closing and expire 30 days following the filing of the Company's annual report on Form 10-K with the SEC for the Company's fiscal year that ends in 1999, except that, notwithstanding anything to the contrary contained herein, the representations of the Company contained in Section 4.23 hereof shall survive the Closing and expire on December 31, 2001.


            Article X

            INDEMNIFICATION

            10.1 Indemnification. In consideration of each Purchaser's execution and delivery of this Agreement and acquiring the Preferred Stock hereunder and in addition to all of the Company's other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless each Purchaser and each other holder of Preferred Stock and all of their officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses (including, without limitation, costs of suit and attorneys' fees and expenses) in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought) (the "Indemnified Liabilities"), incurred by the Indemnitees or any of them as a result of, or arising out of, or relating to
(a) the breach of any representation of warranty contained in any agreement relating to any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Preferred Stock, (b) the execution, delivery, performance or enforcement of this Agreement and any other instrument, document or agreement executed pursuant hereto by any of the Indemnitees or (c) resulting from any breach of any representation, warranty, covenant or agreement made by the Company herein or in any Related Document. The Company shall reimburse the Indemnitees for the Indemnified Liabilities as such Indemnified Liabilities are incurred. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

            Article XI

            GENERAL PROVISIONS

            11.1 Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, including each subsequent holder of Preferred Shares or Conversion Shares. Except as otherwise specifically provided herein, this Agreement shall not be assignable by any party without the prior written consent of the other parties hereto.

            11.2 Entire Agreement. This Agreement and the other writings referred to herein or delivered pursuant hereto constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior arrangements or understandings.

            11.3 Notices. All notices, requests, consents and other communications provided for herein shall be in writing and shall be (i) delivered in person, (ii) transmitted by telecopy, (iii) sent by first-class, registered or certified mail, postage prepaid, or (iv) sent by reputable overnight courier service, fees prepaid, to the recipient at the address or telecopy number set forth below, or such other address or telecopy number as may hereafter be designated in writing by such recipient. Notices shall be deemed given upon personal delivery, seven days following deposit in the mail as set forth above, upon acknowledgment by the receiving telecopier or one day following deposit with an overnight courier service.

            (a) If to the Company:

            Alarmguard Holdings, Inc. 125 Frontage Road Orange, Connecticut
06477 Telecopy:   (203) 799-9636 Attention:  Russell R. MacDonnell

            with a copy to:

            Robinson & Cole LLP 695 East Main Street Stamford, Connecticut
06904 Telecopy:   (203) 462-7599 Attention:  Richard A. Krantz, Esq.

            (b) If to Advance:

            Advance Capital Partners, L.P. 660 Madison Avenue 15th Floor New
York, New York 10021 Telecopy:   (212) 835-2020 Attention:  Robert A.
Bernstein

            with a copy to:

            Kirkland & Ellis 153 East 53rd Street New York, New York  10022
Telecopy:   (212) 446-4900 Attention:  Joshua N. Korff, Esq.

            (c) If to any other Purchaser to the address set forth opposite such Purchaser's name on Schedule I hereto.

            11.4 Purchasers Fees and Expenses. The Company shall reimburse the Purchasers for the reasonable fees and expenses of Kirkland & Ellis incurred in connection with the documentation, negotiation and consummation of the transactions contemplated by this Agreement and the Related Documents (including any future amendments or waivers thereto) and for reasonable due diligence expenses incurred by the Purchasers.

            11.5 Amendment and Waiver. No amendment of any provision of this Agreement shall be effective, unless the same shall be in writing and signed by the Company and the holders of two-thirds of the Preferred Shares and Conversion Shares held by holders of Series A Preferred and Series B Preferred, taken together. Any failure of the Company to comply with any provision hereof may only be waived in writing by the holders of two-thirds of the Preferred Shares and Conversion Shares held by holders of Series A Preferred and Series B Preferred, taken together, and any failure of any holder of Preferred Shares or Conversion Shares to comply with any provision hereof may only be waived in writing by the Company. No such waiver shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure by any party to take any action against any breach of this Agreement or default by any other party shall constitute a waiver of such party's right to enforce any provision hereof or to take any such action. Notwithstanding anything to the contrary contained herein, no amendment to or waiver of Section 8.2(j) without the prior written consent of Advance shall be permitted. No amendment of any provision of this Agreement shall be effective prior to the Advance Closing.

            11.6 Like Treatment of Holders. Neither the Company nor any of its affiliates shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee, payment for the redemptions or exchange of Preferred Shares, or otherwise, to any holder of Preferred Shares, for or as an inducement to, or in connection with the solicitation of, any consent, waiver or amendment of any terms or provisions of the Preferred Shares or this Agreement or the Registration Rights Agreement, unless such consideration is required to be paid to all holders of Preferred Shares bound by such consent, waiver or amendment whether or not such holders so consent, waive or agree to amend and whether or not such holders tender their Preferred Shares for redemption or exchange. The Company shall not, directly or indirectly, redeem any Preferred Shares unless such offer of redemption is made pro rata to all holders of Preferred Shares on identical terms.

            11.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement.

            11.8 Headings. The headings of the various sections of this Agreement have been inserted for reference only and shall not be deemed to be a part of this Agreement.

            11.9 Specific Performance. The Company, on the one hand, and the Purchasers, on the other hand, acknowledge that money damages would not be a sufficient remedy for any breach of this Agreement. It is accordingly agreed that the parties shall be entitled to specific performance and injunctive relief as remedies for any such breach, these remedies being in addition to any of the remedies to which they may be entitled at law or equity.

            11.10 Remedies Cumulative. Except as otherwise provided herein, the remedies provided herein shall be cumulative and shall not preclude the assertion by any party hereto of any other rights or the seeking of any other remedies against any other party hereto.

            11.11 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL SUBSTANTIVE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE LAWS OF CONFLICT OR CHOICE OF LAWS OF THE STATE OF NEW YORK OR OF ANY OTHER JURISDICTION THAT WOULD RESULT IN THE APPLICATION OF ANY LAWS OTHER THAN THOSE OF THE STATE OF NEW YORK.

            11.12 No Third Party Beneficiaries. Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

            11.13 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

            * * * * *

            IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Agreement as of the date first above written.


                               ALARMGUARD HOLDINGS, INC.


                               By:
                                   Name:
                                   Title:


                               ADVANCE CAPITAL PARTNERS, L.P.

                               By:  Advance Capital Associates, L.P.,
                                    its General Partner
                               By:  Advance Capital Management, LLC,
                                    its General Partner

                               By:
                                   Name:  Robert A. Bernstein
                                   Title:    Principal


                               ADVANCE CAPITAL OFFSHORE
                               PARTNERS, L.P.
                               By: Advance Capital Offshore
                                   Associates, LDC,
                                   its General Partner
                               By: Advance Capital Associates, L.P.,
                                   its Sole Director
                               By: Advance Capital Management, LLC,
                                   its General Partner

                               By:
                                   Name:     Robert A. Bernstein
                                   Title:    Principal


                               CANAAN EQUITY, L.P.
                               By: Canaan Equity Partners, L.L.C.


                               By:
                                   Name:  Stephen L. Green
                                   Title:  Member/Manager



                               EXETER CAPITAL PARTNERS IV, L.P.
                               By:  Exeter IV Advisors, L.P.
                                        its General Partner
                               By:  Exeter IV Advisors, Inc.,
                                        its General Partner


                               By:
                                   Name:  Keith R. Fox
                                   Title:    President



                               LB I GROUP INC.


                               By:
                                   Name: Alan H. Washkowitz
                                   Title:  Senior Vice President


                               ELLIOTT ASSOCIATES, L.P.


                               By:
                                   Name:  Paul E. Singer
                                   Title: General Partner



                               WESTGATE INTERNATIONAL, L.P.
                               By:  Martley International, Inc.
                                    as Attorney-in-Fact

                               By:
                                   Name:  Paul E. Singer
                                   Title: President



                               ZIFF ASSET MANAGEMENT, L.P.

                               By:
                                   Name: Philip B. Korsant
                                   Title: President



                                OZ MASTER FUND, LTD.

                               By:
                                   Name:  Daniel S. Och
                                   Title: Managing Member
                                          OZ Management, L.L.C.


                               IBJS CAPITAL CORPORATION


                               By:
                                   Name:  Kevin P. Falvey
                                   Title:    Director



                               CREDIT SUISSE (GUERNSEY) LIMITED
                                as trustee of the Dynamic Growth
                                Fund II

                               By:
                                   Name: M. E. Zunino
                                   Title:  Associate



                               AETNA LIFE INSURANCE COMPANY


                               By:
                                   Name:  Alan Vartelas
                                   Title:  Assistant Vice President



                               GRANITE PROPERTIES MANAGEMENT CORP.

                               By:
                                   Name:  Daren J. Wells
                                   Title: Director, Private Equity


                               By:
                                   Name:  Paul Finkelstein

                           Exhibit 2


                   REGISTRATION RIGHTS AGREEMENT


          REGISTRATION RIGHTS AGREEMENT (this "Agreement") dated as of February 2, 1998, between Alarmguard Holdings, Inc., a Delaware corporation (the "Company"), and the Purchasers listed on Schedule I hereto (each a "Purchaser" and collectively, the "Purchasers").


                            RECITALS:

          (a) The Purchasers and the Company have entered into a Preferred Stock Purchase Agreement, dated as of the date hereof (the "Stock Purchase Agreement") (each capitalized term used herein and not otherwise defined shall have the meaning ascribed to such term in the Stock Purchase Agreement), pursuant to which the Purchasers are simultaneously with the execution hereof purchasing from the Company the number of shares of Series A Preferred or Series B Preferred (collectively referred to herein as the "Preferred Shares") of the Company set forth opposite its name on Schedule I hereto except that Advance will purchase the Preferred Shares to be purchased by it as of the Advance Closing Date.

          (b) As of the date hereof, the Preferred Shares purchased by the Purchasers pursuant to the Stock Purchase Agreement entitles the holder thereof to receive, upon the conversion thereof, the number of shares of Common Stock as are set forth opposite its name on Schedule I, which number of shares are subject to adjustment as set forth in the provisions of the Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation").

          (c) The Company desires to grant the Purchasers certain registration rights with respect to the Common Stock.

          NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

          1.   Demand Registrations.

          (a) Requests for Registration. Subject to paragraph 1(b) below, the holders at any time of at least 50% of the Registrable Securities may request at any time registration under the Securities Act of 1933, as amended (the "Securities Act"), of all or part of their Registrable Secur- ities on Form S-1 or any similar long-form registration ("Long-Form Registrations"), and each holder of Registrable Securities may request registration under the Securities Act of all or part of their Registrable Securities on Form S-2 or S-3 or any similar short-form registration ("Short-Form Registrations") if available. Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the anticipated per share price range for such offering. Within ten days after receipt of any such request, the Company will give written notice of such requested registration to all other holders of Registrable Securities and will include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice. All registrations requested pursuant to this paragraph 1(a) are referred to herein as "Demand Regis- trations".

          (b) Long-Form Registrations. Subject to paragraph 1(a), the holders of Regis- trable Securities will be entitled at any time to request Long-Form Registrations in which (subject to Section 5(b)) the Company will pay all Registration Expenses ("Company-paid Long-Form Registrations"); provided that the holders of Registrable Securities may not request more than two (2) Long-Form Registrations (each a "Demand Long-Form Registration," and each of which shall be a Company-paid Long-Form Registration), such number to be reduced by the number of previously consummated Demand Long-Form Registrations. A registration will not count as one of the permitted Demand Long-Form Registrations until it has become effective, and no Company-paid Long-Form Registration will count as one of the permitted Demand Long-Form Registrations unless the holders of Registrable Securities are able to register and sell at least 85% of the Registrable Securities requested to be included in such registration; provided that in any event the Company will pay all Registration Expenses in connection with any registration initiated as a Company-paid Long-Form Registration whether or not it has become effective.

          (c) Short-Form Registrations. In addition to the Long-Form Registrations provided pursuant to paragraph 1(b), each holder of Registrable Securities will be entitled to request a Short Form Registration (provided that the holders may only request up to two (2) Short-Form Registrations in any twelve-month period, which number shall be reduced by the number of previously consummated Demand Short-Form Registrations in such twelve-month period) in which the Company will pay all Registration Expenses. Demand Registrations will be Short-Form Registrations whenever the Company is permitted to use any applicable short form. The Company will use its best efforts to make Short-Form Registrations on Form S-3 available for the sale of Registrable Securities. The holders of Registrable Securities agree that they will not request a Long-Form Registration when the Company is eligible to use a Short-Form Registration; provided that the Company agrees to include in the prospectus included in any Short-Form Registration Statement, such material describing the Company and intended to facilitate the sale of securities being so registered as is reasonably requested for inclusion therein by any of the shareholders selling securities pursuant to such registration statement, whether or not the form used for such registration statement requires the inclusion of such information.

          (d) Priority on Demand Registrations. The Company will not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the holders of at least 50.1% of the Registrable Securities included in such registration. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold therein without adversely affecting the marketability of the offering, the Company will include in such registration prior to the inclusion of any securities which are not Registrable Securities the number of Registrable Securities requested to be included which in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, pro rata among the respective holders thereof on the basis of the number of Registrable Securities owned by each holder participating in such offering.

          (e) Restrictions on Long-Form Registrations and Demand Registrations. The Company will not be obligated to effect any Demand Long-Form Registration during the period starting with the date thirty
(30) days prior to the Company's good faith estimate of the date of filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated registration; provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become and remain effective. The Company will not be obligated to effect any Demand Long-Form Registration within six (6) months after the effective date of a previous Long-Form Registration. The Company may postpone for up to six (6) months the filing or the effectiveness of a registration statement for a Demand Registration if the Company and the holders of at least 66.67% of the Registrable Securities to be covered thereby agree that such Demand Registration would reasonably be expected to have an adverse effect on any proposal or plan by the Company or any of its subsidiaries to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or similar transaction; provided that in such event, the holders of Registrable Securities initially requesting such Demand Registration will be entitled to withdraw such request and such Demand Registration will not count as one of the permitted Demand Registrations hereunder and the Company will pay all Registration Expenses in connection with such registration. The Company will not be obligated to effect any Demand Long-Form Registration unless the anticipated aggregate offering price, net of underwriting discounts and commissions, of the Common Stock to be included in such Demand Long-Form Registration equals more than ten million dollars ($10,000,000).

          (f) Other Registration Rights. Except as provided in this Agreement, the Company shall not grant to any Persons the right to request the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of at least 66.67% of the Registrable Securities; provided that the Company may grant rights to employees of the Company and its Subsidiaries to participate in Piggyback Registrations so long as such rights are subordinate to the rights of the holders of Registrable Securities with respect to such Piggyback Registrations as provided in paragraphs 2(c) and 2(d) below.

          (g) Selections of Underwriters. If any Demand Registration is an underwritten offering, the selection by the Company of investment banker(s) and manager(s) for the Offering must be approved by the holders of a majority of the Registrable Securities included in such Demand Registration. Such approval will not be unreasonably withheld.

         2.   Piggyback Registrations.

          (a) Right to Piggyback. Whenever the Company proposes to register any of its securities under the Securities Act (other than pursuant to (i) a Demand Registration, (ii) a registration in connection with shares issued by the Company in connection with the acquisition of any company or companies or (iii) a registration solely of shares that have been issued pursuant to the Company's employee benefit plans) and the registration form to be used may be used for the registration of Registrable Securities (a "Piggyback Registration"), the Company will give prompt written notice to all holders of Registrable Securities of its intention to effect such a registration and will include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice.

          (b) Piggyback Expenses. Subject to Section 5(b), the Registration Expenses of the holders of Registrable Securities will be
paid by the Company in all Piggyback Registrations.             (c)
Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company will include in such registration (i) first, the securities the Company proposes to sell,
(ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each holder of Registrable Securities participating in such offering, and (iii) third, other securities requested to be included in such registration; provided that in any event the holders of Registrable Securities shall be entitled to register at least 20% of the securities to be included in any such registration.

          (d) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company will include in such registration (i) first, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each holder of Registrable Securities participating in such offering, and (ii) second other securities requested to be included in such registration.

          (e) Selection of Underwriters. If any Piggyback Registration is an underwritten offering, the selection by the Company of investment banker(s) and manager(s) for the offering must be approved by the holders of a majority of the Registrable Securities included in such Piggyback Registration. Such approval will not be unreasonably withheld.

          (f) Other Registrations. If the Company has previously filed a registration statement with respect to Registrable Securities pursuant to Paragraph 1 or pursuant to this Paragraph 3, and if such previous registration has not been withdrawn or abandoned, the Company will not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least six months has elapsed from the effective date of such previous registration.

          3.   Holdback Agreements.

          (a) Each holder of Registrable Securities agrees not to effect any public sale or distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the ninety (90)-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are included (except as part of such underwritten registration), unless the underwriters managing the registered public offering otherwise agree.

          (b) The Company agrees (i) not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the ninety (90)-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (except as part of such underwritten registration or pursuant to registrations on Form S-8 or any successor form), unless the underwriters managing the registered public offering otherwise agree, and
(ii) to cause each holder of at least 5% (on a fully-diluted basis) of its Common Stock, or any securities convert- ible into or exchangeable or exercisable for Common Stock, purchased from the Company at any time after the date of this Agreement (other than in a registered public offering) to agree not to effect any public sale or distribution (including sales pursuant to Rule 144) of any such securities during such period (except as part of such underwritten registration, if otherwise permitted), unless the underwriters managing the registered public offering otherwise agree.

          4. Registration Procedures. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company will use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof including the registration of common stock that may be obtained upon conversion of Preferred Shares held by a holder of Registrable Securities requesting registration as to which the Company has received reasonable assurances that only Registrable Securities will be distributed to the public, and pursuant thereto the Company will as expeditiously as possible:

          (a) prepare and file (in the case of a Demand Registration not more than sixty (60) days after request therefor) with the Securities and Exchange Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective (provided that as far in advance as practicable before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents will be subject to the review of such counsel);

          (b) prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than one hundred and eighty (180) days (subject to Paragraph (a) above) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

          (c) furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

          (d) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

          (e) notify each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

          (f) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on the National
Association of Securities Dealers automated quotation system;

          (g) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

          (h) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a stock split or a combination of shares);

          (i) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

          (j) permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

          (k) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any common stock included in such registration statement for sale in any jurisdiction, the Company will promptly notify the holders of Registrable Securities and will use its reasonable best efforts promptly to obtain the withdrawal of such order; and

          (l) obtain a cold comfort letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the holders of a majority of the Registrable Securities being sold reasonably request; and

          (m) in connection with an underwritten public offering, (i) cooperate with the selling holders of Registrable Securities, the underwriters participating in the offering and their counsel in any due diligence investigation reasonably requested by the selling holders or the underwriters in connection therewith and (ii) participate, to the extent reasonably requested by the managing underwriter for the offering or the selling holder, in efforts to sell the Registrable Securities under the offering (including, without limitation, participating in "roadshow" meetings with prospective investors) that would be customary for underwritten primary offerings of a comparable amount of equity securities by the Company.

          5.   Registration Expenses.

          (a) All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company (all such expenses being herein called "Registration Expenses"), will be borne as provided in this Agreement, except that the Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the National Association of Securities Dealers automated quotation system. The Company shall not be required to pay an underwriting discount with respect to any shares being sold by any party other than the Company in connection with an underwritten public offering of any of the Company's securities pursuant to this Agreement.

          (b) In connection with each Company-paid Demand Registration, the Company will reimburse the holders of Registrable Securities covered by such registration for the reasonable fees and expenses (including the fees and expenses of counsel chosen by the holders of a majority of the Registrable Securities initially requesting such registration) incurred by such holders in connection with such registration. To the extent that there are any unreimbursed expenses incurred by the holders of Registrable Securities, each holder shall bear his or her pro rata share of such expenses based upon the number of shares of Registrable Securities held by such holder that are included in such registration relative to the number of all Registrable Securities included in such registration.

          (c) The Company will reimburse the holders of Registrable Securities for the reasonable fees and expenses (including the fees and expenses of counsel chosen by the holders of a majority of the Registrable Securities) incurred by such holders in enforcing any of their rights under this Agreement.

          6.   Indemnification.

          (a) Indemnification of Selling Stockholders by the Company. The Company agrees to indemnify and hold harmless each holder of Registrable Securities which are registered pursuant hereto (each a "Selling Stockholder") and each person, if any, who controls any Selling Stockholder within the meaning of Section 15 of the Securities Act or
Section 20 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as follows:

          (i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the registration statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus or the prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

          (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided, that subject to
Section 6(c) below any such settlement is effected with the prior written consent of the Company; and

          (iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by such Selling Stockholder), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above; provided, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the Selling Stockholder expressly for use in the registration statement (or any amendment thereto), or any preliminary prospectus or the prospectus (or any amendment or supplement thereto).

          (b) Indemnification of Company by the Selling Stockholders. Each Selling Stockholder, severally and not jointly, agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the registration statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or
Section 20 of the Exchange Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 6(a) above, as incurred, but only with respect to untrue or alleged untrue statements or omissions made in the registration statement (or any amendment thereto), or any preliminary prospectus or any prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Stockholder with respect to such Selling Stockholder expressly for use in the registration statement (or any amendment or supplement thereto); provided, that such Selling Stockholder's aggregate liability under this Section 6 shall be limited to an amount equal to the net proceeds (after deducting the underwriting discount, but before deducting expenses) received by such Selling Stockholder from the sale of Registrable Securities pursuant to a registration statement filed pursuant to this Agreement.

          (c) Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a), counsel to the indemnified parties shall be selected by the Selling Stockholders (by majority vote based on the number of Registrable Securities included in a registration hereunder) and, in the case of parties indemnified pursuant to Section 6(b), counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

          (d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

          (e)  Contribution.  (i)  If a claim for indemnification under
Section 6(a) or 6(b) is unavailable to an indemnified party because of a failure or refusal of a governmental authority to enforce such indemnification in accordance with its terms (by reason of public policy or otherwise), then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions, statements or omissions that resulted in such losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any losses shall be deemed to include, subject to the limitations set forth in this Section, any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

          (ii) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(f) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this
Section 6(f), a holder shall not be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such holder from the sale of the Registrable Securities subject to the proceeding exceeds the amount of any damages that the holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

          (iii) The indemnity and contribution agreements contained in this Section are in addition to any liability that the indemnifying parties may have to the indemnified parties.

          7. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

          8.   Definitions.

          "Common Stock" means the Common Stock of the Company, par value $0.0001 per share.

          "Registrable Securities" means (i) any Common Stock issued upon the conversion of any Preferred Shares issued pursuant to the Stock Purchase Agreement (whether held by a Purchaser or any successor or assignee of a Purchaser), and (ii) any Common Stock issued or issuable with respect to the securities referred to in clause (i) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when they have been distributed to the public pursuant to an offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force). For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected. For purposes of calculating the percentage of Registrable Securities for voting purposes, the Preferred Shares shall be deemed to have been converted at the then applicable conversion price.

          "Registration Expenses" has the meaning set forth in Section 5(a) hereof.

          9.   Miscellaneous.

          (a) No Inconsistent Agreements. The Company has not entered and will not here- after enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

          (b) Adjustments Affecting Registrable Securities. The Company will not take any action, or permit any change to occur, with respect to its securities which would adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or which would adversely affect the marketability of such Registrable Securities in any such registration (including, without limitation, effecting a stock split or a combination of shares).

          (c) Remedies. Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

          (d) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and holders of at least 66.67% of the Registrable Securities.

          (e) Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the permitted respective successors and assigns of the parties hereto whether so expressed or not.

          (f) Notices. Except as otherwise expressly provided herein, any and all notices, designations, consents, offers, acceptances or other communications provided for herein shall be given in writing and shall be mailed by first class registered or certified mail, postage prepaid, sent by a nationally recognized overnight courier service or transmitted via telecopier as follows:

If to the Company:

Alarmguard Holdings, Inc.
125 Frontage Road
Orange, Connecticut  06477
Telecopy: (203) 799-9636
Attention:  Russell R. MacDonnell

with a copy to:

Robinson & Cole LLP
695 East Main Street
Stamford, Connecticut  06904
Telecopy: (203) 462-7599
Attention:     Richard A. Krantz, Esq.

If to Advance:

Advance Capital Partners, L.P.
660 Madison Avenue
15th Floor
New York, New York 10021
Telecopy: (212) 835-2020
Attention:     Robert A. Bernstein

with a copy to:

Kirkland & Ellis
153 East 53rd Street
New York, New York  10022
Telecopy: (212) 446-4900
Attention:     Joshua N. Korff, Esq.

If to any other Purchaser to the address set forth opposite such Purchaser's name on Schedule I hereto.

Notice shall be deemed given, for all purposes, when deposited in the United States mail as registered or certified mail, in which event the fifth day following the date of postmark on the receipt of such registered or certified mail shall conclusively be deemed the date of giving of such notice, on the first Business Day following collection by the courier service or when acknowledged by the receiving telecopier.

          (g) Interpretation of Agreement; Severability. The provisions of this Agreement shall be applied and interpreted in a manner consistent with each other so as to carry out the purposes and intent of the parties hereto, but if for any reason any provision hereof is determined to be unenforceable or invalid, such provision or such part thereof as may be unenforceable or invalid shall be deemed severed from the Agreement and the remaining provisions carried out with the same force and effect as if the severed provision or part thereof had not been a part of this Agreement.

          (h) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL SUBSTANTIVE LAWS (AND NOT THE CONFLICTS OF LAW) OF THE STATE OF NEW YORK.

          (i) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same Agreement.

          (j) Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all previous agreements.

                     *     *     *     *    *

                     [SIGNATURE PAGES FOLLOW]

          IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first written above.


                               ALARMGUARD HOLDINGS, INC.


                               By:
                                   Name:
                                   Title:


                               ADVANCE CAPITAL PARTNERS, L.P.

                               By:  Advance Capital Associates, L.P.,
                                        its General Partner
                               By: Advance Capital Management, LLC,
                                        its General Partner


                               By:
                                   Name:     Robert A. Bernstein
                                   Title:    Principal


                               ADVANCE CAPITAL OFFSHORE PARTNERS,
                               L.P.

                               By: Advance Capital Offshore Associates, LDC,
                                        its General Partner
                               By: Advance Capital Associates, L.P.,
                                        its Sole Director
                               By: Advance Capital Management, LLC,
                                        its General Partner


                               By:
                                   Name:     Robert A. Bernstein
                                   Title:    Principal
                               CANAAN EQUITY, L.P.

                               By:  Canaan Equity Partners, L.L.C.


                               By:
                                   Name:  Stephen L. Green
                                   Title:    Member/Manager



                               EXETER CAPITAL PARTNERS IV, L.P.

                               By:  Exeter IV Advisors, L.P.
                                        its General Partner
                               By:  Exeter IV Advisors, Inc.,
                                        its General Partner


                               By:
                                   Name:  Keith R. Fox
                                   Title:    President


                               LB I GROUP INC.


                               By:
                                   Name:  Alan H. Washkowitz
                                   Title:    Senior Vice President

                               ELLIOTT ASSOCIATES, L.P.

                               By:
                                   Name:  Paul E. Singer
                                   Title:    General Partner



                               WESTGATE INTERNATIONAL, L.P.
                               By:  Martley International, Inc.
                                    as Attorney-in-Fact

                               By:
                                   Name:  Paul E. Singer
                                   Title:    President



                               ZIFF ASSET MANAGEMENT, L.P.

                               By:
                                   Name:  Philip B. Korsant
                                   Title:   President



                               OZ MASTER FUND, LTD.

                               By:
                                  Name:  Daniel S. Och
                                  Title: Managing Member
                                         OZ Management, L.L.C.


                               IBJS CAPITAL CORPORATION


                               By:
                                   Name:  Kevin P. Falvey
                                   Title: Director



                               CREDIT SUISSE (GUERNSEY) LIMITED
                               as trustee of the Dynamic Growth Fund II

                               By:
                                   Name:   M.E. Zunino
                                   Title:  Associate


                               AETNA LIFE INSURANCE COMPANY


                               By:
                                   Name:  Alan Vartelas
                                   Title: Assistant Vice President


                               GRANITE PROPERTIES MANAGEMENT


                               By:
                                   Name:  Daren J. Wells
                                   Title: Director, Private Equity


                               By:
                                   Name:  Paul Finkelstein

                            Exhibit 3


                        JOINT FILING AGREEMENT

      Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock, par value $0.0001 per share, of Alarmguard Holdings, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.


February 11, 1998


OZ MANAGEMENT, L.L.C.


By:  /s/ Daniel S. Och
----------------------------------------
Name:   Daniel S. Och
Title:  Managing Member


OZ MASTER FUND, LTD.
By: OZ MANAGEMENT, L.L.C.
    as Investment Manager

    By:  /s/ Daniel S. Och
    ----------------------------------------
    Name:   Daniel S. Och
    Title:  Managing Member


ZIFF ASSET MANAGEMENT, L.P.
By:  PBK Holdings, Inc.
     as General Partner


By:   /s/ Philip B. Korsant
-------------------------------------------
Name:  Philip B. Korsant
Title: President